Exhibit 8.1

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019-6899

(212) 728-8000

February 14, 2003

Citigroup Diversified Futures Fund L.P.

c/o Smith Barney Futures Management LLC

388 Greenwich Street—7th floor

New York, New York 10013

Re:    Citigroup Diversified Futures Fund L.P.

Ladies and Gentlemen:

We have acted as counsel for Citigroup Diversified Futures Fund L.P., a limited partnership organized under the New York Revised Limited Partnership Act (the “Partnership”), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), relating to the registration of 300,000 Units of Limited Partnership Interest in the Partnership.

In so acting, we have reviewed such data, documents, statutes and regulations and have considered such questions of law and fact as we have deemed pertinent for purposes of this opinion. Based upon the foregoing, we are of the opinion that the Partnership will be classified as a partnership for federal income tax purposes and not as an association taxable as a corporation. In addition, we hereby confirm to you our opinion under the caption “Income Tax Aspects” in the Prospectus constituting part of the Registration Statement including, in particular, the description of the consequences to an investor of the classification of the Partnership as a partnership for federal income tax purposes. This opinion is based upon the facts as stated in the Registration Statement and the current federal income tax law and regulations. No tax ruling has been obtained from the Internal Revenue Service confirming the classification of the Partnership as a partnership, and the general partner of the Partnership does not intend to request such a ruling.

Very truly yours,

/s/    Willkie Farr & Gallagher